E.D.

19005732

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SEC Mail Processing
FEB 06 2019
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burnham & Flower Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 South Kalamazoo Mall
(No. and Street)

Kalamazoo	MI	49007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amber Howes 269-381-1173
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

2601 Cambridge Court Suite 500	Auburn Hills	MI	48326
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 26 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Amber Howes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham & Flower Financial, Inc., as of 12/31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SEC Mail Processing
FEB 26 2019
Washington, DC

Signature

Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Burnham & Flower Financial, Inc.

FINANCIAL STATEMENTS

Year ended December 31, 2018

CONTENTS

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Burnham & Flower Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Burnham & Flower Financial, Inc. as of December 31, 2018 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Burnham & Flower Financial, Inc. as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Burnham & Flower Financial, Inc.'s management. Our responsibility is to express an opinion on Burnham & Flower Financial, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Burnham & Flower Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental information on Schedule I and Schedule II, as listed in the accompanying table of contents, has been subjected to audit procedures performed in conjunction with the audit of Burnham & Flower Financial, Inc.'s financial statements. The supplemental information is the responsibility of Burnham & Flower Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Burnham & Flower Financial, Inc.'s auditor since 2015.
Auburn Hills, Michigan
February 21, 2019

Burnham & Flower Financial, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS	
Cash	$ 30,662
Commissions receivable	5,685
Prepaid items	11,518
TOTAL ASSETS	$ 47,865
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Commissions payable	$ 799
TOTAL LIABILITIES	$ 799
STOCKHOLDERS' EQUITY:	
Common stock (no par value, 60,000 shares authorized, 6,000 shares issued and outstanding)	6,000
Retained earnings	41,066
Total stockholders' equity	47,066
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 47,865

See accompanying notes

Burnham & Flower Financial, Inc.

STATEMENT OF INCOME

Year ended December 31, 2018

REVENUES:	
Commission income	$ 455,545
EXPENSES:	
Commission expense	5,471
Regulatory fees	8,725
Insurance	7,646
Legal and accounting	8,113
Dues and subscriptions	5,410
Education and seminar expenses	1,525
Total expenses	36,890
NET INCOME	$ 418,655

See accompanying notes

Burnham & Flower Financial, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2018

	Common stock		Retained	Total stockholders'
	Shares	Amount	earnings	equity
Balance, January 1, 2018	6,000	$ 6,000	$ 32,411	$ 38,411
Net income	-	-	418,655	418,655
Distributions	-	-	(410,000)	(410,000)
Balance, December 31, 2018	6,000	$ 6,000	$ 41,066	$ 47,066

See accompanying notes

Burnham & Flower Financial, Inc.
STATEMENT OF CASH FLOWS
Year ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Commissions and other receipts	$ 453,106
Payments to vendors and suppliers	(47,667)
Net cash provided by operating activities	405,439
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholders	(410,000)
NET DECREASE IN CASH	(4,561)
CASH - BEGINNING	35,223
CASH - ENDING	$ 30,662

Reconciliation of net income to net cash provided by operating activities:	
Net income	$ 418,655
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease:	
Commissions receivable	(2,439)
Prepaid expenses and deposits	196
Decrease:	
Commissions payable	(10,973)
Net cash provided by operating activities	$ 405,439

See accompanying notes

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Burnham & Flower Financial, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (hereinafter referred to as generally accepted accounting principles) and have been consistently applied in the preparation of the financial statements.

Organization and nature of operations:
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan corporation and is a member of a group of entities under common control. The Company receives a significant portion of commission revenue from a revenue sharing arrangement with Harbour Investments, Inc.

Basis of presentation:
These financial statements include all accounts of the Company. The Company is engaged in a single line of business as a broker-dealer.

Adoption of ASC Topic 606, Revenue from Contracts with Customers:
On January 1, 2018, the Company adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606 by applying the modified retrospective method. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606.

The adoption of FASB ASC 606 did not have an impact on the recognition of the Company's primary sources of revenue including revenue sharing with Harbour Investments, Inc. and fixed insurance commissions which are recorded as commission income on the statement of income. Because the timing of revenue recognition was not impacted, the Company did not record a cumulative effect adjustment to opening equity.

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur. Management believes all performance obligations have been satisfied as of the trade date and compensation is dependent on the value of the security at that point in time.

As of December 31, 2018 commission income by major source is as follows:

Harbour Investments, Inc. revenue sharing	$436,349
Jackson National Life fixed insurance commissions	19,196
	$455,545

Income taxes:
There is no provision for federal income taxes because the Company has made a valid election under Section 1372(a) of the Internal Revenue Code as an S Corporation, whereby corporate income is taxed to its stockholders. Based on a change in state law in May 2011, the Company is not liable for state income taxes after December 31, 2011.

As of December 31, 2018, the Company has no significant uncertain tax positions.

Subsequent events:
The Company performed an evaluation of subsequent events through the date the financial statements were issued and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of December 31, 2018.

Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS AND ECONOMIC DEPENDENCE

The Company has an agreement with Burnham & Flower Agency, Inc. (BFA) whereby the Company makes use of certain common general and administrative costs, such as occupancy and personnel support. BFA has adequate resources to incur and pay for such overhead costs in its ordinary course of business and per the expense agreement, the Company is not required to repay such amounts to BFA, nor do such amounts get allocated or recorded as additional paid-in capital to the Company.

Nearly all of the Company's commission revenue is derived from referrals of customers of its related entities, Burnham & Flower Group, Inc. and subsidiaries. The related entities are general insurance agents, providing commercial, personal property and liability, and employee benefit coverage principally to local units of government in Michigan, Indiana, Illinois, and Ohio.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $29,863, which was $24,863 in excess of its required net capital of $5,000. The Company's net capital ratio was .03 to 1. Net capital, as disclosed above, did not differ from the amount shown in Part II of Form X-17A-5.

NOTE 4 - ANTICIPATED CAPITAL DISTRIBUTIONS

The Company expects to make capital distributions from retained earnings before June 30, 2019, of $8,000.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total stockholders' equity qualified for net capital	$ 47,066
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable	(5,685)
Prepaid expenses	(11,518)
Net capital	$ 29,863
AGGREGATE INDEBTEDNESS	
Commissions payable	$ 799
	$ 799
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum capital required (6-2/3% of aggregate indebtedness)	$ 53
Excess net capital (Net capital, less minimum dollar net capital requirement of $5,000)	$ 24,863
Excess net capital at 1,000 percent (Net capital, less 10% of aggregate indebtedness)	$ 29,783
Ratio: Aggregate indebtedness to net capital	0.03 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018.

The Company has not made an election to compute the alternative net capital requirement.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from SEC Rule 15c3-3 under section (k)(1), and therefore, has not presented the Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements.

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Burnham & Flower Financial, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Burnham & Flower Financial, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Burnham & Flower Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Burnham & Flower Financial, Inc. stated that Burnham & Flower Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Burnham & Flower Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Burnham & Flower Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 21, 2019

Burnham & Flower Financial, Inc.

315 South Kalamazoo Mall
Kalamazoo, MI 49007-4806
Tel: 269.341.48353, 800.748.0554
Fax: 269.276.4061

Burnham & Flower Financial, Inc.'s Exemption Report

Burnham & Flower Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1)

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Burnham & Flower Financial, Inc.

I, Brian J. Ackerman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Secretary/Treasurer and FINOP
February 21, 2019